UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No.     )*

Community First, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

203663109

(CUSIP Number)

Robert E. Daniel, 1910 Sedberry Road, Thompson’s Station, Tennessee 37179

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The remainder of this cover page shall be filled out for the reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 203663109	Page 1 of 4 pages

1.	Names of Reporting Persons. Robert E. Daniel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 342,958
	8.	Shared Voting Power 33,297
	9.	Sole Dispositive Power 342,958
	10.	Shared Dispositive Power 33,297
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 376,255
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row 11 7.64%
14.	Type of Reporting Person (See Instructions) IN

Page 2 of 4 pages

Item 1. Security and Issuer

The title and class of equity securities to which this statement relates is the common stock, no par value (the “Common Stock”), of Community First, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 501 South James M. Campbell Blvd., Columbia, Tennessee 38401.

Item 2. Identity and Background

(a) Name: Robert E. Daniel

(b) Residence or business address: 501 S. James Campbell Blvd., Columbia, Tennessee 38401

(c) Present Principal Occupation or Employment: Mr. Daniel is President of Compass Capital, LLC. The principal business address of Compass Capital, LLC is 108 4th Avenue South, Suite 210, Franklin, Tennessee 37064.

(d) Criminal Conviction: During the last five years, Mr. Daniel has not been convicted in a criminal proceeding.

(e) Court or Administrative Proceedings: During the last five years, Mr. Daniel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Mr. Daniel is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration:

Mr. Daniel entered into a Preferred Stock Conversion Agreement, dated April 26, 2016 (the “Conversion Agreement”), with the Issuer and the other holders of the Fixed Rate, Noncumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) of the Issuer pursuant to which each holder of the Issuer’s Series A Preferred Stock, including Mr. Daniel, agreed to exchange such holder’s shares of Series A Preferred Stock for shares of the Issuer’s Common Stock. Pursuant to the terms of the Conversion Agreement, on June 30, 2016, Mr. Daniel exchanged the 2,391 shares of Series A Preferred Stock he owned for 327,189 shares of Common Stock. Of the aggregate shares of Common Stock beneficially owned by Mr. Daniel, 8,734 shares are owned by Mr. Daniel in a custodial capacity under the Tennessee Uniform Transfers to Minors Act (the “TNUTMA”) and 33,297 shares are owned by Mr. Daniel’s spouse. The balance of the Common Stock reported as being owned by Mr. Daniel in this schedule, other than the shares issued pursuant to the Conversion Agreement or owned by Mr. Daniel’s wife or in a custodial capacity for his son under the TNUTMA, was acquired with personal funds of Mr. Daniel, for a total aggregate purchase price of approximately $114,000. The shares of Series A Preferred Stock exchanged for shares of Common Stock pursuant to the Conversion Agreement were acquired for an aggregate purchase price of $940,000, $740,000 of which was borrowed from the Daniel Family Partnership and Mr. Daniel’s father-in-law, William Cherry.

Item 4. Purpose of Transaction

Mr. Daniel has acquired the shares of Common Stock for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of the performance of the investment and other factors.

Mr. Daniel has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

Page 3 of 4 pages

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of June 30, 2016, Mr. Daniel beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, 376,255 shares of the Issuer’s Common Stock constituting approximately 7.64% of the outstanding shares of Common Stock of the Issuer as of June 30, 2016, based on the number of outstanding shares of the Issuer’s Common Stock as of May 10, 2016, as reported in the Issuer’s Pre-Effective Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on June 2, 2016, and accounting for the subsequent exchange by the holders of the Issuer’s Series A Preferred Stock for shares of the Issuer’s Common Stock pursuant to the terms of the Conversion Agreement on June 30, 2016.

(b) Mr. Daniel has sole voting and dispositive power for 342,958 of the shares of Common Stock beneficially owned and he shares voting or dispositive power with respect to 33,297 shares beneficially owned, all of which are owned by Amy Cherry Daniel, Mr. Daniel’s spouse.

Amy Cherry Daniel is a citizen of the United States of America who resides at 1910 Sedberry Road, Thompson’s Station, Tennessee 37179. Ms. Daniel currently is employed at Cherry Hills Farms as a bookkeeper. Cherry Hills Farms’ principal business is the raising and sale of commercial grade cattle for the restaurant industry. The principal business address of Cherry Hills Farms is 5181 Carters Creek Pike, Thompson’s Station, Tennessee 37179. Ms. Daniel has not been convicted in a criminal proceeding in the last five years. During the last five years, Ms. Daniel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) On June 30, 2016, Mr. Daniel exchanged 2,391 shares of Series A Preferred Stock with the Issuer for 327,189 shares of Common Stock pursuant to the terms of the Conversion Agreement. Other than the shares of Common Stock issued pursuant to the Conversion Agreement, Mr. Daniel has not had any transactions involving the Common Stock in the preceding sixty (60) days.

Page 4 of 4 pages

(d) Mr. Daniel confirms that, other than Ms. Daniel and the custodial account discussed elsewhere in this schedule, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock beneficially owned by him.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

99.1	Note dated December 2, 2013
99.2	Note dated April 1, 2014
99.3	Note dated December 14, 2014

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 11, 2016

By:	/s/ Robert E. Daniel